IMMUCELL CORPORATION

EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

IMMUCELL CORPORATION

IMMUCELL CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That pursuant to a unanimous written consent of the Board of directors of ImmuCell Corporation, resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that said amendment be considered at the next annual meeting of the stockholders of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED:	That this Board of Directors hereby declares it advisable that the Certificate of Incorporation of the Corporation be amended to (i) effect a one-for-100 reverse split of the Corporation’s presently issued common stock, (ii) proportionally decrease the authorized common stock from 350,000,000 shares to 3,500,000 shares and (iii) proportionally increase the par value of the common stock from $.001 per share to $.10 per share; and that the following proposed amendment be considered by the stockholders at the next Annual Meeting of Stockholders of the Corporation:

“Paragraph FOURTH of the Corporation’s Certificate of Incorporation is hereby deleted in its entirety and the following is substituted therefore:

FOURTH. (a) The total number of shares which the corporation shall have authority to issue is 3,500,000 shares of common stock with a par value of $.10 per share.

(b) On the date this amendment becomes effective, each share of common stock, par value $.001 per share, issued and outstanding, and each such share held as treasury stock, immediately prior to this amendment shall be automatically changed without further action into one one-hundredth (1/100) of a share of the common stock, par value $.10 per share, authorized by this amendment; provided that no fractional shares shall be issued pursuant to such change. The corporation shall pay to each stockholder who would otherwise be entitled to a fractional share as a result of such change the cash value of such fractional share based upon the average of the closing bid and asked prices of the corporation’s common stock on the last trading day immediately preceding the effective date of this amendment, as quoted on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) system or any comparable system, or if the common stock is not listed on NASDAQ or a comparable system, the average of the closing bid and asked prices as furnished by a member of the National Association of Securities Dealers selected by the Board of Directors for that purpose.”

SECOND: That thereafter, an annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the aforesaid amendment.

THIRD: That said amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, ImmuCell Corporation has caused this Certificate to be signed by Thomas G. Adelman, its President, and attested by Frank E. Ruch, Jr., its Secretary, this 23rd day of July, 1990.

IMMUCELL CORPORATION

By:	/s/ Thomas G. Adelman
Thomas G. Adelman
President

ATTEST:

By:	/s/ Frank E. Ruch, Jr.
Frank E. Ruch, Jr.
Secretary